News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (GMT) 7 March 2011

Publication of Annual Reports and Financial Statements 2010 and
Notices of 2011 Annual General Meetings

Reed Elsevier has today published the following documents on its website www.reedelsevier.com.

•	Annual Reports and Financial Statements 2010 for the Reed Elsevier Combined Businesses, Reed Elsevier PLC and Reed Elsevier NV (the “2010 Financial Statements”);

•	Reed Elsevier NV Corporate Governance Statement 2010;

•	Agenda for the Reed Elsevier NV 2011 Annual General Meeting (the “NV 2011 AGM Agenda”) to be held in Amsterdam on 19 April 2011; and

•	Notice for the Reed Elsevier PLC 2011 Annual General Meeting (the “PLC 2011 AGM Notice”) to be held in London on 20 April 2011.

The 2010 Financial Statements and the Reed Elsevier NV Corporate Governance Statement 2010 have been submitted by Reed Elsevier NV to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten). The 2010 Financial Statements and the PLC 2011 AGM Notice have been submitted by Reed Elsevier PLC to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

It is expected that the Annual Report 2010 on Form 20-F will be filed with the United States Securities and Exchange Commission and will also be published on the Reed Elsevier website on 9 March 2011, and that the 2010 Financial Statements and the PLC 2011 AGM Notice will be mailed on 16 March 2011 to Reed Elsevier PLC shareholders and other interested parties who have not opted-in to Reed Elsevier PLC’s electronic communication programme.

After the respective publication dates, hard copies of the aforementioned documents may be obtained, free of charge, on request from the registered offices noted below.

Reed Elsevier PLC 1-3 Strand London WC2N 5JR	Reed Elsevier NV Radarweg 29 1043 NX Amsterdam The Netherlands
REPLC.secretariat@reedelsevier.com	RENVsecretariat@reedelsevier.com

The total number of voting rights in Reed Elsevier NV’s issued share capital (exclusive of shares held in treasury) is currently 743,112,087. The total number of voting rights in Reed Elsevier PLC’s issued share capital (exclusive of shares held in treasury) is currently 1,215,747,792.

Directors’ Responsibility Statement

Additional information, required to be made available by Reed Elsevier PLC under Rule 6.3.5 of the Disclosure and Transparency Rules of the UK Financial Services Authority, to the extent not already included in the Reed Elsevier 2010 Results Announcement issued on 17 February 2011, is set out below.

Reed Elsevier PLC’s Directors’ Responsibility Statement

Anthony Habgood and Mark Armour, Chairman and Chief Financial Officer respectively, on behalf of the Board of Reed Elsevier PLC, confirm that to the best of their knowledge:

-      the 2010 Financial Statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the financial position and profit or loss of the group; and

-      the Directors’ Report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

Forward looking statements

The Reed Elsevier Annual Reports and Financial Statements 2010 contain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; the availability of third party content and data; terrorism, acts of war and pandemics; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.

- ENDS -

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Notes to editors

About Reed Elsevier Group plc
Reed Elsevier is a world leading publisher and information provider targeting the science and medical, legal, risk management, and business to business sectors.  We provide high value and flexible information solutions to professional users.  The group employs more than 30,000 people, including more than 16,000 in North America. Reed Elsevier reported revenues for 2010 of £6,055m/€7,084m.  Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV.  Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.